FRUTAROM
FOUNDED 1933

82-4357

02060972

August 25, 2002

Securities Exchange Commission
22 Kanfei Nesharim St.
Jerusalem

Tel Aviv Stock Exchange
54 Ahad Ha'am St.
Tel Aviv

Companies Registrar
P.O.B. 767
Jerusalem

Dear Madam / Sir,

Re: Immediate Report

Following an article published today in the Hebrew daily Ma'ariv, Frutarom Industries Ltd. clarifies that the Company continually checks relevant acquisitions in its fields of activity and countries in which it is already active, focusing on the UK and USA, as part of implementing its expansion strategy. The Company is investigating various alternatives for raising capital from the public, including overseas stock exchanges, as a finance tool for future acquisitions.

Any relevant events will be reported to the authorities, as required by law.

Sincerely yours,

pp/Tamar Brand Shamir, Adv.
Company Secretary

dlw 1/13

FRUTAROM INDUSTRIES LTD.
HEADQUARTERS P.O. BOX 10067, HAIFA 26110, ISRAEL
TEL: 972-4-8462462 FAX: 972-4-8722517
EMAIL: info@frutarom.com INTERNET: http://www.frutarom.com
HERZLIA OFFICE TEL: 972-9-9505607 FAX: 972-9-9543202

SUBSIDIARY OF
ICC INDUSTRIES INC.

FRUTAROM
FOUNDED 1933

FRUTAROM INDUSTRIES LTD.
DIRECTORS REPORT TO THE SHAREHOLDERS
FOR THE PERIOD ENDING SEPTEMBER 30, 2002

General

Frutarom is a multinational company with considerable production and development centers on three continents, which markets its products to 75 countries worldwide.

During the third quarter of 2002, Frutarom Industries Ltd.'s ("Frutarom" or "the Company") trend of increased sales and profits continued for the twelfth consecutive quarter. In accordance with its growth strategy of combining natural growth in the core business with strategic acquisitions, Frutarom continued to successfully strengthen its activity in key geographical areas, and increased it sales. Subsidiary business development in countries with a high growth level, such as Russia and Turkey, where consumption of processed foods is growing at a higher than average rate in comparison with other regions, contributed to the improvement in its activity. Within this context, Frutarom expanded the activity of the subsidiaries established recently in the Ukraine and Kazakhstan. The Company estimates that this activity will yield results in the coming years and contribute to the Company's long term growth.

During the first three quarters of 2002, Frutarom's sales rose 8.3% to reach NIS 409.0 million (US$ 84.0 million). Gross profit for the first nine months rose 8.9% to NIS 128.6 million (US$ 26.4 million). Operating profit rose 18.8% during the same period to reach NIS 43.1 million (US$ 8.9 million), profit before tax grew 39.5% to reach NIS 37.7 million (US$ 7.7 million) and net profit totaled NIS 25.8 million (US$ 5.3 million), an increase of 42%.

During the third quarter of 2002, Frutarom's sales totaled NIS 133.9 million (US$ 27.5 million), up 4.3% compared with the same period in 2001 (up 40.5% and 60.2% compared with the same period in 2000 and 1999, respectively). Gross profit totaled NIS 40.8 million (US$ 8.4 million), growing 7.0%.

Frutarom's operating profit rose 33.8% to reach NIS 11.5 million (US$ 2.4 million) compared with the same period in 2001 (85.4% and 267% compared with the parallel periods in 2000 and 1999, respectively).

Profit before tax rose 57.0% to NIS 9.1 million (US$ 1.9 million), and net profit rose to NIS 6.2 million (US$ 1.3 million), growing 70.3% compared with the same quarter in 2001 (growth of 210% and 572% compared with the parallel quarters in 2000 and 1999, respectively). Despite the growth in sales, Frutarom succeeded in continuing to reduce inventory and debtors levels, thus improving its cash flow.

The rise in net profit seen for twelve straight quarters derives from the ongoing growth trend in the activity's turnover, due both to increased sales of Frutarom's core products and acquisitions and mergers. Contributing to the growth in net profit were the ongoing improvement in product mix and controlled low level growth in expenses, which have played a part in the rise in net and operating profit and profitability achieved by Frutarom in recent years.

Frutarom will continue to implement its expansion strategy through natural growth in its core activities and markets, and through acquisitions of companies active in fields and locales in which Frutarom already operates. The Company's goal is to become one of the ten leading companies in the world in the flavor and fragrance field within a few years.

I. Short Description of the Company and its Business Environment

The Frutarom Group develops, produces and markets flavors, fragrances, seasonings and seasoning compounds through the Compounds Division. The Company's Fine Ingredients Division develops, produces and markets raw materials intended primarily for the production of these compounds as well as botanical extracts and natural products, including standardized botanical extracts (Botanicare™).

Through ArtChem, Frutarom develops, produces and markets raw materials in the peptide field, which are intended for use by the biotechnology pharmaceutical industry. ArtChem has recently begun an innovative research program in the field with leading researchers from the Hebrew University in Jerusalem. The program is being partially financed within the framework of the Magneton Project with the participation of the Chief Scientist. Through a cooperation agreement between the Company and Ben Gurion University, Frutarom produces and markets natural products from algae according to knowhow developed at the University.

Through its subsidiary, Frutarom Trade & Marketing (1990) Ltd., the Company also markets various raw materials not produced by it, to customers in Israel.

Frutarom's products are intended for the food, beverage, flavor, fragrance, nutraceutical, functional food, food additives, pharmaceutical, cosmetic, and detergent industries. Frutarom's products are produced at its plants in Israel, the USA, the UK, China and Turkey. Frutarom's products are sold in over 75 countries worldwide. The Company's international marketing organization includes its marketing branches in Israel, the US, the UK, France, China, Russia, Ukraine, Turkey, Brazil, Kazakhstan, Singapore, Hong Kong and India. The Company also works through local agents and distributors worldwide.

II. <u>Results of Activities</u>

Frutarom's sales rose 4.3% during the third quarter of 2002 to total NIS 133.9 million (US$ 27.5 million) compared with the same quarter in 2001.

Sales Development – Third Quarters 1999 – 2002 (US$ million)


28
26
24
22
20
18
16
14
12
10
17.2
19.6
26.4
27.5
1999
2000
2001
2002

This growth in sales is mainly the result of:

A. Continued growth in the Compounds Division, the more profitable of the Company's varied activities, due to the consolidation and strengthening of activity in Frutarom's subsidiaries. Frutarom will continue to invest in and strengthen all of the Compounds Division's sites in coming years, since it regards this Division as a central element in its development strategy.

B. Sales of raw materials in the peptides field (ArtChem) to the biotechnological pharmaceutical industry, mainly through continued realization of a supply contract with a global leader in this industry. Frutarom will continue to invest in this growing field and expects its activity to expand significantly.

Profit Development – Third Quarters 1999 – 2002 (US$ million)


10
8
6
4
2
0
4.6
5.4
7.8
8.4
1999
2000
2001
2002
Gross Profit


2.5
2
1.5
1
0.5
0
0.9
1.3
1.8
2.4
1999
2000
2001
2002
Operating Profit


2
1.5
1
0.5
0
0.5
0.9
1.2
1.9
1999
2000
2001
2002
Profit before tax


1.4
1.2
1
0.8
0.6
0.4
0.2
0
0.2
0.6
0.8
1.3
1999
2000
2001
2002
Net Profit

Frutarom's gross margin rose 7.0% during the third quarter of 2002 to reach NIS 40.8 million (US$ 8.4 million) compared with NIS 38.1 million (US$ 7.8 million) in 2001. The increase in profit and profitability derives from higher sales, the growing market share of the Compounds Division (the more profitable of Frutarom's activities), and the Fine Ingredients Division's improved product mix (resulting from the introduction of new, high added value products at the expense of older products whose profitability was eroded). Frutarom will continue to work at maintaining these positive trends.

Selling, administration and general expenses for the third quarter totaled NIS 29.3 million (US$ 6.0 million) compared with NIS 29.5 million (US$ 6.1 million) during the same quarter in 2001.

The increase in sales and in gross profit and the maintained level of selling and administration expenses, resulted in continued improvement to profitability and operating profit during the third quarter of this year, continuing the positive trend of ongoing growth and improvement seen in recent years. Operating profit rose 33.8% to reach NIS 11.5 million (US$ 2.4 million) (8.6% profitability) compared with NIS 8.6 million (US$ 1.8 million) (6.7% profitability) for the third quarter of 2001.

Finance expenses for the quarter declined from NIS 2.7 million (US$ 0.6 million) in the parallel quarter of 2001 to NIS 2.5 million (US$ 0.5 million). The decrease derives mainly from lower global interest rates, which caused a decline in the average interest rate this year compared with the same quarter last year. This was in part offset by exchange differences due to the devaluation in the US dollar.

FRUTAROM INDUSTRIES LTD.
HEADQUARTERS P.O. BOX 10067, HAIFA 26110, ISRAEL
TEL: 972-4-8462462 FAX: 972-4-8722517
EMAIL: info@frutarom.com INTERNET: http://www.frutarom.com
HERZLIA OFFICE TEL: 972-9-9505607 FAX: 972-9-9543202

Profit before tax for the third quarter of 2002 rose 57.0% to NIS 9.1 million (US$ 1.9 million) compared with NIS 5.8 million (US$ 1.2 million) during the same quarter in 2001.

Tax on income for the third quarter of 2002 totaled NIS 2.8 million (US$ 0.6 million) compared with NIS 2.1 million (US$ 0.4 million) during the same quarter in 2001.

Net profit for the quarter grew 70.3% to NIS 6.2 million (US$ 1.3 million) (4.7% profitability) compared with NIS 3.7 million (US$ 0.8 million) (2.9% profitability) during the same quarter in 2001.

III. Financial Status

Total assets on September 30, 2002 amounted to NIS 448.0 million (US$ 92.0 million) compared with NIS 435.8 million (US$ 89.5 million) at the end of 2001 and NIS 449.9 million (US$ 92.4 million) at the end of the same quarter in 2001.

The Company's current assets totaled NIS 256.5 million (US$ 52.7 million) compared with NIS 270.6 million (US$ 55.6 million) at the end of the same quarter last year. The decrease was achieved by improving collection (on September 30, 2002 the receivables balance was down NIS 2.2 million or US$ 0.5 million compared with the same quarter in 2001, and totaled NIS 116.4 million or US$ 23.9 million) and by reducing inventories, which on September 30, 2002 were NIS 105.8 million (US$ 21.7 million), down NIS 11.5 million (US$ 2.4 million) compared with September 30, 2001. The improvement to collection and reduction in inventory were achieved despite the continued growth trend in sales.

Fixed assets minus accumulated depreciation totaled NIS 155.2 million (US$ 31.9 million) on September 30, 2002, up NIS 7.1 million (US$ 1.5 million) compared with the same quarter in 2001.

IV. Liquidity

During the third quarter of 2002, cash flow from operating activity reached NIS 13.4 million (US$ 2.8 million) compared with NIS 12.4 million (US$ 2.5 million) during the same quarter in 2001. During the third quarter of 2001, current cash flow was used mainly for investments in fixed assets and loan repayment.

V. Sources of Finance

A. Equity

Equity at the balance sheet date totaled NIS 187.5 million (US$ 38.4 million), 41.9% of the total balance sheet (following a dividend allocation in the amount of NIS 7.0 million or US$ 1.47 million), compared with NIS 164.6 million (US$ 34.2 million) at the end of September 2001 (36.6% of the total balance sheet).

B. Long Term Loans (Including Current Maturities of Long Term Loans)

The average scope of long term credit from banks totaled NIS 132.8 million (US$ 27.3 million). During the same quarter in 2001, the Company had NIS 137.7 million (US$ 28.3 million) at its disposal.

C. Short Term Loans (Excluding Current Maturities of Long Term Loans)

The average scope of short term credit from banks totaled NIS 13.2 million (US$ 2.7 million). During the same period in 2001, the Company had NIS 26.4 million (US$ 5.4 million) at its disposal.

D. Credit From Suppliers and Customers

The average scope of credit from suppliers and other creditors was NIS 103.4 million (US$ 21.2 million) (NIS 111.5 million or US$ 22.9 million during the same period in 2001). During the report period, Frutarom granted average credit of NIS 114.1 million (US$ 23.4 million) to receivables (NIS 119.7 million or US$ 24.6 million during the same period in 2001).

VI. Disclosures about Market Risk

There have not been any substantial changes in the Company's exposure to market risk compared with those as at December 31, 2001, as presented in the Directors report for the period ending March 31, 2002.

No significant events or changes in this field occurred following the balance sheet date.

VII. External Influences

There have not been any changes since the Directors Report issued for the period of January to December 2001.

VII. Events Following the Balance Sheet Date

There have not been any significant events since the date of the balance sheet.

The Board of Directors of the Company held three meetings during the period under report.

The Board of Directors thanks Frutarom's employees and management for the Company's achievements.

(signed)
Dr. J. J. Farber
Chairman of the Board

(signed)
Ori Yehudai
President & CEO
Member of the Board

November 6, 2002

FRUTAROM
FOUNDED 1933

November 11, 2002

File No. 82-4357

Securities Authority
22 Kanfei Nesharim St.
Jerusalem

Tel Aviv Stock Exchange
54 Ahad Ha'am St.
Tel Aviv

Registrar of Companies
P.O.B. 767
Jerusalem

Dear Madam / Sir,

Re: Immediate Report

Please be informed that Frutarom Trust Ltd., an interested party, has purchased Frutarom Industries Ltd. shares on the Tel Aviv Stock Exchange, as follows:

Date	Amount	Rate
October 28, 2002	5,000	495
October 27, 2002	14,000	494
October 24, 2002	5,000	494
October 22, 2002	35,000	503
October 17, 2002	4,000	501
October 16, 2002	35,000	503
October 9, 2002	6,000	494
October 8, 2002	-10,923	
October 6, 2002	5,000	501
October 3, 2002	10,000	509
October 2, 2002	6,044	515
September 30, 2002	12,774	537
September 29, 2002	1,100	531
September 26, 2002	16,700	536
September 22, 2002	13,188	539
September 19, 2002	16,500	545
September 18,2002	1,000	545
August 15, 2002	2,583	485
August 6, 2002	1,000	500
August 1, 2002	-1,618	
July 29, 2002	8,000	490

After these transactions, Frutarom Trust Ltd. holds 1,041,889 shares or 2.539% of the share capital.

Sincerely yours,

(Mrs.) Tamar Brand Shamir, Adv.
Corporate Secretary

FRUTAROM INDUSTRIES LTD.
HEADQUARTERS P.O. BOX 10067, HAIFA 26110, ISRAEL
TEL: 972-4-8462462 FAX: 972-4-8722517
EMAIL: info@frutarom.com INTERNET: http://www.frutarom.com
HERZLIA OFFICE TEL: 972-9-9505607 FAX: 972-9-9543202

SUBSIDIARY OF
ICC INDUSTRIES INC.